December 10, 1999

Alfred Barbagallo
U S Securities and Exchange Commission
450 Fifth Street NW
Washington, D.C. 20549

RE:  Definition, Ltd.
     Form S-3
     Commission File No. 333-88377
     Accession Number 0000854877-99-000014
     CIK 0000854877


Dear Mr. Barbagallo:

Pursuant to Rule 477 the Registrant hereby requests withdrawal of its Form S-3 Registration Statement (as filed on October 4, 1999). The withdrawal is requested based on the Staff's communications to the Registrant that it had not filed in a timely manner all reports required to be filed during the preceding twelve calendar months.

If you have any questions, please contact me.

Very truly yours,


CHARLES A. CLEVELAND, P.S.

By:  ________________________
       Charles A. Cleveland

CAC:lrb

Pc:   Registrant